Exhibit 99.15

TITAN MINING CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(Unaudited)

Notice of No Auditor Review of Condensed Interim Consolidated Financial Statements

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Professional Chartered Accountants for a review of interim financial statements by an entity’s auditor.

TITAN MINING CORPORATION Consolidated Statements of Financial Position (Expressed in thousands of US dollars - unaudited)

	Notes	March 31, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents		$4,176	$5,031
Trade and other receivables	6	1,725	1,521
Inventories	7	7,556	7,208
Derivative asset	15a	-	648
Other current assets		1,005	813
		14,462	15,221
Non-current assets
Mineral properties, plant and equipment	8	34,627	36,798
Right-of-use assets	9a	52	71
Other assets	10	672	672
Total assets		$49,813	$52,762
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$2,629	$2,878
Lease liabilities	9b	56	76
Debt	11	27,318	31,655
Loan from related party	12b,c	9,301	4,124
		39,304	38,733
Non-current liabilities
Reclamation and remediation provision		16,717	16,299
Total liabilities		56,021	55,032
Shareholders’ equity
Equity attributable to shareholders of the Company
Share capital		59,813	59,813
Reserves		4,939	6,245
Deficit		(70,960)	(68,328)
Total equity (deficit)		(6,208)	(2,270)
Total liabilities and shareholders’ equity		$49,813	$52,762

Nature of operations and going concern (Note 1)

The notes form an integral part of these unaudited consolidated financial statements.

TITAN MINING CORPORATION

Consolidated Statements of Loss and Other Comprehensive Loss

(Expressed in thousands of US dollars - Unaudited)

		Three months ended March 31
	Notes	2024	2023
Revenue	4	$11,731	$16,742

Cost of Sales
Operating expenses		10,262	14,145
Depreciation and depletion	8	2,957	3,066
		$13,219	$17,211
Loss from mine operations		$1,488	$469
Exploration and evaluation expenses	5b	465	737
General and administration expenses	5a	893	2.103
Interest and other finance expenses	13	1,143	865
Accretion expenses		70	60
Interest income		(58)	(66)
Gain on foreign exchange		(1,331)	(1,380)
Realized gain on derivative	15a	-	(634)
Unrealized gain on derivative	15a	-	(3,239)
Other income		(38)	(18)
		1,144	(1,572)
Net loss (income) for the year after tax		$2,632	$(1,103)

Other comprehensive loss
Items that may be reclassified to profit or loss Unrealized loss on translation to reporting currency		1,311	1,862
Total comprehensive loss for the year		$3,943	$759

Basic and diluted loss (gain) per share		$0.02	$(0.01)

Weighted average shares outstanding (in ‘000)		136,367	139,335

The notes form an integral part of these unaudited consolidated financial statements.

TITAN MINING CORPORATION

Consolidated Statements of Changes in Equity

(Expressed in thousands of US dollars - Unaudited)

		Share capital		Reserves
	Notes	Number ('000s)	Amount	Share options and warrants	Currency translation adjustment	Total	Deficit	Total equity
Balance, January 1, 2023, as previously
reported		138,979	$61,076	$8,793	$(2,289)	6,504	$(57,067)	$10,513
Exercise of warrants		357	161	(31)	-	(31)	-	130
Share based compensation		-	-	387	-	387	-	387
Dividends declared		-	-	-	-	-	(1,051)	(1,051)
Share cancellation		(2,969)	(1,424)	-	-	-	-	(1,424)
Fair value of warrants		-	-	645	-	645	-	645
Total comprehensive loss for the year		-	-	-	(1,260)	(1,260)	(10,210)	(11,470)
Balance, December 31, 2023		136,367	$59,813	$9,794	$(3,549)	$6,245	$(68,328)	$(2,270)
Share based compensation		-	-	5	-	5	-	5
Total comprehensive loss for the period		-	-	-	(1,311)	(1,311)	(2, 632)	(3,943)
Balance, March 31, 2024		136,367	$59,813	$9,799	$(4,860)	$4,939	$(70,960)	$(6,208)

The notes form an integral part of these unaudited consolidated financial statements.

TITAN MINING CORPORATION

Consolidated Statement of Cash Flows

(Expressed in thousands of US dollars - Unaudited)

		Three Months ended March 31
	Notes	2024	2023
Operating activities
Income (loss) before tax		$(2,632)	$1,103
Accretion expense		70	60
Amortization of borrowing and transaction costs	11a, 12b	236	174
Depreciation and depletion of mineral property, plant and equipment	8	2,957	3,066
Depreciation of right-of-use assets	9a	19	18
Interest and borrowing expense accruals		974	687
Interest expense on lease liabilities	9c	1	5
Stock-based compensation		5	106
Unrealized foreign exchange gain (loss)		(1,367)	(1,868)
Changes in non-cash working capital		263	3,351
Trade and other receivables		(204)	365
Inventories		(681)	745
Other current assets		(193)	(67)
Accounts payable and accrued liabilities		99	1,264
Unrealized gain on derivative		648	(2,766)
Income tax paid		(14)	-
Net cash provided (used) in operating activities		$(82)	$2,892

Financing activities
Dividends paid		-	(1,027)
Payment of interest, borrowing and transaction costs	11a	(124)	(123)
Payment of lease liabilities	9d	(22)	(21)
Payment of loan transaction fee		(175)	-
Repayment of equipment loans		-	(15)
Repayment of bank indebtedness		(5,000)	-
Proceeds of related party loan		5,000	-
Proceeds of warrant exercise		-	130

Net cash used by financing activities		$(321)	$(1,056)

Investing activities
Additions to mineral properties, plant and equipment	8	(439)	(1,148)
Net cash used by investing activities		$(439)	$(1,148)

Effect of foreign exchange on cash and cash equivalents		(13)	3
Increase (decrease) in cash and cash equivalents		(855)	691
Cash and cash equivalents, beginning of year		5,031	6,720

Cash and cash equivalents, end of period		$4,176	$7,411

The notes form an integral part of these unaudited consolidated financial statements.

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise indicated)

1. NATURE OF OPERATIONS AND GOING CONCERN

Titan Mining Corporation (“Titan” or the “Company”) was incorporated on October 15, 2012 under the laws of British Columbia and is a natural resources company engaged in the acquisition, exploration, development and production of mineral properties. The Company holds a 100% indirect ownership interest in the Empire State Mine in Northern New York State, United States.

The Company’s common shares are listed on the Toronto Stock Exchange and trade under the symbol “TI”. The Company’s head office is located at 555–999 Canada Place, Vancouver, BC, Canada V6C 3E1.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of operations. These consolidated financial statements do not reflect the adjustments to carrying values of assets and liabilities that would be necessary should the going concern assumption prove to be inappropriate, and these adjustments could be material.

As at March 31, 2024, the Company had cash and cash equivalents of $4,176, working capital deficit of $24,842, a net loss before tax for the period ended March 31, 2024 of $2,632 and a deficit of $70,960. During the period ended March 31, 2024, the Company had cash outflows from operating activities of $82 and cash outflow from financing activities of $321. In addition, the Company was in breach of certain financial covenants under its Credit Facility as at March 31, 2024 and had obtained a waiver until April 9, 2024. The Company has $36,619 of current debt as at March 31, 2024.

Based on the Company’s plan for Empire State Mine’s operations and continued exploration drilling programs, bank debt due in the current year, and its current level of corporate overheads, the Company will require additional funding within the next twelve months. The Company has historically raised funds principally through the sale of securities, the credit arrangement with financial institutions, and advances from a related party. The Company expects that it will continue to obtain funding through similar or other means depending on market conditions and other relevant factors at the time. However, there can be no assurance that the Company will be able to obtain such additional funding or obtain it on acceptable terms. This material uncertainty casts significant doubt about the Company’s ability to continue as a going concern.

2. BASIS OF PRESENTATION

a) Overview

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). On May 13, 2024, the Company's Board of Directors approved these consolidated financial statements for issuance.

a) Basis of presentation

The accounting policies used in the preparation of these financial statements are the same as those applied in the Company’s most recent audited consolidated annual financial statements for the year ended December 31, 2023.

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2023.

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise indicated)

4. REVENUES

	Three months ended March 31,
	2024	2023
Zinc concentrate sales	$16,003	$21,053
Zinc concentrate provisional pricing adjustments	(605)	(254)
Smelting and refining charges	(3,667)	(4,057)
Revenue, net	$11,731	$16,742

Please refer to 15(a) for further information.

5. OTHER OPERATING EXPENSES

a) General and administration expenses

	Three months ended March 31,
	2024	2023
Salaries and benefits	$543	$550
Share-based compensation	1	97
Office and administration	292	307
Professional fees	25	1,119
Amortization of right-to-use assets	19	17
Investor relations	13	13
	$893	$2,103

b) Exploration and evaluation expenses

	Three months ended March 31,
	2024	2023
Salaries and benefits	$244	$147
Assay and analyses	42	93
Contractor and consultants	126	423
Supplies	8	18
Other	45	56
	$465	$737

	Three months ended March 31,
	2024	2023
Empire State Mines	$456	$728
Other	9	9
Exploration and Evaluation Expenses	$465	$737

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise indicated)

6. TRADE AND OTHER RECEIVABLES

	March 31, 2024	December 31, 2023
Trade receivables	$1,645	$1,500
GST receivable	37	14
Other	43	7
	$1,725	$1,521

7. INVENTORIES

	March 31, 2024	December 31, 2023
Ore in stockpiles	$87	$147
Concentrate stockpiles	344	276
Materials and supplies	7,125	6,785
	$7,556	$7,208

8. MINERAL PROPERTIES, PLANT AND EQUIPMENT

The Company depreciates plant and equipment over the estimated useful lives of the assets, and depletes mineral properties and the reclamation and remediation assets over units of production. The carrying value as at December 31, 2023 and March 31, 2024 was as follows:

	Mineral properties	Plant and equipment	Land	Construction in progress	Total
Cost
As at January 1, 2023	$46,713	$36,162	$1,135	$3,831	$87,841
Additions	-	213	-	2,435	2,648
Transfer to plant and equipment	-	2,426	-	(2,426)	-
Change in reclamation and remediation provision	-	809	-	-	809
As at December 31, 2023	$46,713	$39,610	$1,135	$3,840	$91,298
Additions	-	-	-	439	439
Transfer to plant and equipment	-	383	-	(383)	-
Change in reclamation and remediation provision	-	347	-	-	347
As at March 31, 2024	$46,713	$40,340	$1,135	$3,896	$92,084

Accumulated depreciation
As at January 1, 2023	17,834	$23,777	$-	$-	$41,611
Depreciation and depletion	7,387	5,502	-	-	12,889
As at December 31, 2023	25,221	$29,279	$-	$-	$54,500
Depreciation and depletion	1,705	1,252	-	-	2,957
As at March 31, 2024	$26,926	$30,531	$-	$-	$57,457

Net book value at December 31, 2023	$21,492	$10,331	$1,135	$3,840	$36,798
Net book value at March 31, 2024	$19,787	$9,809	$1,135	$3,896	$34,627

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise indicated)

9. LEASES

a)	Right-of-use assets

	Office space	Equipment	Total
As at January 1, 2023	$161	$-	$161
Changes to lease terms	(13)	-	(13)
Depreciation	(77)	-	(77)
As at December 31, 2023	$71	$-	$71
Depreciation	(19)	-	(19)
As at March 31, 2024	$52	$-	$52

The Company shares office space with other companies related to it by virtue of certain directors and management in common. During the year ended December 31, 2023 and period ended March 31, 2024, there were changes to the amount of office space attributable to the Company as reflected in changes to lease terms in the table above.

b)	Lease liabilities

	Office space	Equipment	Total
As at January 1, 2023	$192	$-	$192
Changes to lease terms	(43)	-	(43)
Interest accretion	10	-	10
Unrealized foreign exchange	2	-	2
Lease payments	(85)	-	(85)
As at December 31, 2023	$76	$-	$76
Changes to lease terms	2	-	2
Interest accretion	1	-	1
Unrealized foreign exchange	(1)	-	(1)
Lease payments	(22)	-	(22)
As at March 31, 2024	$56	$-	$56

Current lease liabilities	$56	$-	$56
Non-current lease liabilities	-	-	-
	$56	$-	$56

The maturity analysis of the Company’s contractual undiscounted lease liabilities as at March 31, 2024 is as follows:

	< 1 year	1 to 3 years	> 3 years	Total

Lease liabilities	$58	$-	$-	$58

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise indicated)

c)	Amounts recognized in Statements of Loss and Other Comprehensive Loss

Three months ended March 31,2024
Interest on lease liabilities	$1
Depreciation of right-of-use assets	$19
Variable lease payments	$36
Expenses relating to short-term leases	$65

d)	Amounts recognized in Statements of Cash Flows

Three months ended March 31, 2024
Payment of lease liabilities	$22
Variable lease payments	$36
Expenses relating to short-term leases	$65

10. RESTRICTED CASH

Restricted cash comprises funds held in escrow for the New York State Department of Environmental Conservation as assurance for the funding of future reclamation costs associated with the Company’s reclamation and remediation obligations. The funds are invested in a certificate of deposit which renews automatically for additional terms of one year or more. The certificate of deposit of $1,921 was released in the second quarter of 2023 and replaced by a surety bond of $672 to provide security on the Company’s remediation obligations.

11. DEBT

a) Bank indebtedness - National Bank of Canada

On June 6, 2022, the Company entered into a secured credit agreement for $40,000 (the “Credit Facility”) with National Bank of Canada. The Credit Facility is secured by a general charge on the assets of the Company, and was used to consolidate the Company’s existing loans with Bank of Nova Scotia and the Company’s Executive Chairman, and is available to the Company on a revolving basis to finance the working capital and general corporate requirements. In addition to the Credit Facility, National Bank provided the Company with an up to US$15 million treasury line enabling additional access to funds for future zinc Swap contract. Terms of the Credit Facility include the following:

●	The Credit Facility bears interest at the Secured Overnight Financing Rate (“SOFR”) plus 2.25% or National Bank’s base rate plus 1.25%;

●	The Company is required to pay a standby fee on the unadvanced portion of the Credit Facility at a rate of 0.5625% per annum;

●	The original maturity date was December 6, 2023. The Credit Facility includes an annual extension option and, on December 20, 2022, the maturity date was extended to December 6, 2024. On April 9, 2024, the maturity date was extended to June 30, 2025.

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise indicated)

●	The Credit Facility was subject to covenants that require the Company to maintain interest coverage ratio of not less than 4.0 to 1.0 and a total leverage ratio of not more than 3.0 to 1.0. At September 30, 2023 Titan was in breach of the covenants and obtained a waiver from National Bank on covenants for the period of June 30, 2023 to January 19, 2024. In obtaining the waiver, the Company made a payment against the Credit Facility of $5,000 on November 1, 2023, and agreed to changes to the Credit Facility, reducing the available credit to $32,170, and adding an additional covenant that requires the Company to have $3,000 of unrestricted cash at all times.

A guarantee for the Credit Facility was provided by a company controlled by Titan’s Executive Chairman with a guarantee fee applicable to the $40,000 amount at an annual rate of 1.125%. The guarantee was extended to December 6, 2024 concurrent with the extension of the maturity date of the Credit Facility. A total guarantee fee of $112 was accrued and paid in the first quarter of 2024.

The Company withdrew an additional $5,900 on June 9, 2023, made a payment of $5,000 on November 1, 2023, and also made a payment of $5,000 on February 9, 2024. $nil of the Credit Facility was available to be withdrawn as of March 31, 2024. Refer to note 18 for additional disclosures related to the covenant breaches.

		Interest and borrowing
	Principal	costs	Total
Balance, January 1, 2023	29,848	168	30,016
Proceeds of loan	5,900	-	5,900
Repayment of loan	(5,000)	-	(5,000)

Accrued interest	-	3,054	3,054
Interest and borrowing costs paid	-	(3,035)	(3,035)
Amortization of borrowing costs	720	-	720
Balance, December 31, 2023	31,468	187	31,655
Repayment of loan	(5,000)	-	(5,000)
Accrued interest	-	669	669
Interest and borrowing costs paid	-	(13)	(13)
Loan application fee	-	(175)	(175)
Amortization of borrowing costs	182	-	182
Balance, March 31, 2024	$26,650	$668	$27,318

	As at March 31, 2024	As at Dec 31, 2023
Current	27,318	31,655
Non-current	-	-
	$27,318	$31,655

12. RELATED PARTY TRANSACTIONS

a) Management company

The Company shares office space, equipment, personnel, consultants and various administrative services with other companies related by virtue of certain directors and management in common. These services have been provided through a management company equally owned by each company party to the arrangement. Costs incurred by the management company are allocated and funded by the shareholders of the management company based on time incurred and use of services. If the Company’s participation in the arrangement is terminated, the Company will be obligated to pay its share of the rent payments for the remaining term of the office space rental agreement. The Company’s obligation for future rental payments on March 31, 2024 was approximately $202, determined based on the Company’s average share of rent paid in the immediately preceding 12 months.

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise indicated)

The Company was charged for the following with respect to this arrangement in the period ended March 31, 2024:

	Three months ended March 31,
	2024	2023
Salaries and benefits	$205	$193
Office and other	30	43
Marketing and travel	4	3
	$239	$239

b) Promissory Note – November 1, 2023

To remain compliant with the financial covenants under the Credit Facility with National Bank of Canada the Company made a $5,000 payment against the principal amount of the Credit Facility on November 1, 2023. In order to fund the payment to National Bank, the Company entered into a Promissory Note with a company controlled by Titan’s Executive Chairman, the (“Lender”). Terms of the Promissory Note are as follows:

●	$5,000 loan principal and an Initiation Fee of $350 aggregating to $5,350

●	Interest at 10% compounded annually commencing on November 1, 2023

●	Repayment date of May 1, 2025

●	Promissory note is subordinate to the Company’s Credit Facility with National Bank. Titan granted the Lender 6,000,000 share purchase warrants at market price for a term of five years in connection with obtaining the financing.

The fair market value of the warrants was calculated using the Black-Scholes Model on the issuance date, November 1, 2023, valuing them at $645. This amount was recognized as a borrowing cost.

The Company accrued interest of $85 in the year 2023. The Loan Initiation Fee was amortized during the year, and the balance was $315 as of December 31, 2023.

The Company accrued interest of $123 in the three months ended March 31, 2024. The Loan Initiation Fee was amortized during the quarter, and the balance was $261 as of March 31, 2024. The Promissory Note has been classified as current. Refer to note 18 for additional disclosures related to subsequent events.

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise indicated)

	Principal	Interest and borrowing costs	Total
Balance, January 1, 2023	$-	$-	$-
Proceeds of loan	5,000	-	5,000
Loan initiation fee	-	(350)	(350)
Warrant issuance costs	(645)	-	(645)
Accrued interest	-	84	84
Amortization of initiation fee	35	-	35
Balance, December 31, 2023	$4,390	$(266)	$4,124
Proceeds of loan	5,000	-	5,000
Accrued interest	-	123	123
Amortization of initiation fee	54	-	54
Balance, March 31, 2024	$9,444	$(143)	$9,301

	As at March 31,	As at Dec 31,
	2024	2023
Current	$9,301	$4,124
Non-current	-	-
	$9,301	$4,124

c) Related party loan – February 09, 2024

To remain compliant with the financial covenants under the Credit Facility with National Bank of Canada a company controlled by Titan’s Executive Chairman loaned the Company $5,000 which was paid by the Company against the principal amount of the Credit Facility on February 9, 2024 reducing the Available Credit to $27,170 and National Bank extended the waiver period to April 9, 2024. The Company has not yet agreed to commercial terms related to the

$5,000 loan from the company controlled by Titan’s Executive Chairman.

d) Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s Executive Chairman, Chief Executive Officer, President, Chief Financial Officer and Directors.

	Three months ended March 31,
	2024	2023
Salaries and benefits	$428	$376
Consulting fees	228	228
Share-based compensation	(3)	84
Directors’ fees	55	55
	$708	$743

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise indicated)

13. INTEREST AND OTHER FINANCE EXPENSES

	Three months ended March 31,
	2024	2023
Interest expense on loans	$906	$686
Financial costs	236	174
Interest on lease liabilities	1	5
	$1,143	$865

14. CONTINGENCIES

a)	On December 30, 2016, pursuant to a purchase agreement between Titan Mining (US) Corporation (a wholly owned US subsidiary of the Company), Star Mountain Resources, Inc. (“Star Mountain”), Northern Zinc, LLC, and certain other parties (the “Purchase Agreement”), Titan (US) Corporation acquired from Northern Zinc 100% of the issued and outstanding shares of Balmat Holdings Corp, which indirectly owned the Empire State Mine.

b)	On or about February 21, 2018, Star Mountain filed a voluntary petition commencing a Chapter 11 bankruptcy in the United States Bankruptcy Court for the District of Arizona. The bankruptcy court confirmed a Chapter 11 plan of liquidation in the bankruptcy proceedings, which went effective on July 8, 2019. The Chapter 11 plan provided for the appointment of a Plan Trustee to liquidate all of the remaining assets owned by Star Mountain, including causes of action owned by Star Mountain.

On November 19, 2019, the Plan Trustee filed a Complaint against the Company, Titan (US) Corporation, and certain former officers and directors of Star Mountain with the Arizona bankruptcy court. The Plan Trustee filed a Second Amended Complaint (in response to motions to dismiss filed by the Company and Titan (US) Corporation). In his Second Amended Complaint, and as to the Company and Titan (US) Corporation, the Plan Trustee asserted: (a) a claim that the transaction under the Purchase Agreement should be avoided as a fraudulent conveyance under federal bankruptcy and state law; and (b) as purported alternative claims, that the Company and Titan (US) Corporation breached their remaining payment obligations to Star Mountain related to the Purchase Agreement.

In March 2023, the Company and the Plan Trustee entered into a settlement agreement providing for, among other things, a one-time payment of $5,900 to the Plan Trustee in full satisfaction and release of all claims asserted by the Plan Trustee in its Complaint, full satisfaction and release of the Company’s promissory note owing to Star Mountain Resources Inc. in a remaining principal amount of $1,025 and all interest thereon, and transfer of all ownership and other rights in the Plan Trustee’s 2,968,900 Company common shares (the “Star Shares”) and all past and future dividends thereon to the Company. On June 9, 2023, the Company made the one-time payment of $5,900 to the Plan Trustee, the Star Shares were transferred to the Company and cancelled. As a result, the Company reversed the acquisition obligation of $1,025 and loss provision of $3,374. The shares were valued at $1,424 at the time of the settlement which reduced share capital by this amount when cancelled. The total distributed dividends related to the Star Shares were refunded resulting in a small gain in the current year. The settlement provides that the Company’s entry into, and court approval of, the settlement shall not be construed as an admission that the Company is liable to the Plan Trustee or that the Plan Trustee has suffered any damage.

c)	The Company is from time to time involved in various legal proceedings related to its business. Management does not believe that adverse decisions in any pending or threatened proceeding or that amounts that may be required to be paid by reason thereof will have a material adverse effect on the Company’s financial condition or results of operations.

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2024 and 2023

(Expressed in thousands of US dollars, unless otherwise indicated)

15. FINANCIAL INSTRUMENTS

a) Derivatives

In the first quarter of 2023, the Company entered into a Monthly Cash Settled LME Zinc Swap contract with National Bank of Canada for approximately 30% of the Company’s zinc production for the period of February 01, 2023 to December 31, 2023 at a price of $1.55 per pound of zinc.

For the three months ended March 31, 2023, the Company recognized $634 of realized gain on settlement of swaps, and $3,239 of unrealized gains from changes in the fair value of open positions.

16. SEGMENTED INFORMATION

The Company operates one reportable segment, mineral production and exploration in the United States. The Company’s non-current assets located in the United States total $35,014 and those located in Canada total $52.

17. SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended March 31,
	2024	2023
Non-cash investing and financing activities
Change in accounts payable and accrued liabilities with respect to construction in progress	(46)	127
Change in accounts payable and accrued liabilities with respect to inventories	(333)	417
Change in accounts payable and accrued liabilities with respect to operating expenses	(122)	897
Change in reclamation and remediation asset	347	1,014

18. SUBSEQUENT EVENTS

Subsequent to the end of the most recently completed financial quarter, to remain compliant with the financial covenants under the Credit Facility with National Bank of Canada, a company controlled by Titan’s Executive Chairman loaned the Company $10,000, which was paid by the Company against the principal amount of the Credit Facility on April 10, 2024, reducing the Available Credit to $17,170.

The Company has not yet agreed to commercial terms related to the $10,000 loan from the company controlled by Titan’s Executive Chairman.

On April 9, 2024, the Credit Facility covenants were amended to remove the leverage covenant and to change the interest coverage ratio to 1:50:1.00. As at such date, the Company was and continues to be in compliance with its covenants under the Credit Facility. The Company further agreed to make repayments on the Credit Facility to reduce the Available Credit to $15,170 by June 30, 2024, and to make repayments on the Credit Facility to reduce the Available Credit to $10,170 by December 30, 2024.

On April 28, 2024 ESM experienced an electrical failure in the main drive control panel rendering the hoist inoperable. The outage occurred at the beginning of shift and no persons or materials were at risk as a result of the failure. Repairs are underway and are expected to be completed shortly. In the interim alternate ingress and escapeways are being utilized to allow employees underground to perform equipment maintenance, waste development and roof bolting. The outage will negatively affect revenue for the second quarter. The Company is undertaking steps to mitigate the loss in revenues for the quarter and to mitigate the risk of future losses from the occurrence of such events.

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